UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2018

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea North Industrial Park 3079567, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This report on Form 6-K of the registrant consists of the press release issued by the registrant on November 6, 2018 announcing the registrant’s third quarter financial results for the period ending September 30, 2018, which is attached hereto and incorporated by reference herein.

The GAAP financial statements in this Form 6-K of the registrant are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-190372, 333-198213, 333-205009, 333-211237 and 333-223222) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

99.1	Press release issued by the registrant on November 6, 2018 announcing the registrant’s third quarter financial results for the period ending September 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD. (Registrant)
By: /s/ Sharon Levita Name: Sharon Levita Title: Chief Financial Officer and Vice President, Business Operations

Date: November 7, 2018